SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934


                            Nextel Partners, Inc.
                             (Name of Issuer)


                           Class A Common Stock
                     (Title of Class of Securities)


                                 65333F107
                               (CUSIP Number)


                            December 31, 2000
         (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b) X

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

      Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.    SOLE VOTING POWER

      13,076,376

6.    SHARED VOTING POWER

      0 (See Item 4)

7.    SOLE DISPOSITIVE POWER

      13,076,376

8.    SHARED DISPOSITIVE POWER

      0 (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,076,376 (See Item 4)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.9% (See Item 2 and Item 4)

12.   TYPE OF REPORTING PERSON

      CO

Item 1(a)  Name of Issuer:

           Nextel Partners, Inc. ("NPI")

Item 1(b)  Address of Issuer's Principal Executive Offices:

           4500 Carillon Point
           Kirkland, WA  98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is filed on behalf of Motorola, Inc., (the
"Reporting Person"), a Delaware corporation, whose principal business office is 1303 Algonquin Road, Schaumburg, Il 60196.

Pursuant to Rule 13d-5(b)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Person, along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed, as a group, to have acquired beneficial ownership of certain shares of the Class A Common Stock of NPI (the "Class A Common Stock") as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Amended and Restated Shareholders' Agreement, dated February 18, 2000, by and among NPI and the shareholders listed therein, as amended, effective February 22, 2000 (the "Shareholders Agreement"). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.
Non-Reporting Persons:
The following Non-Reporting Persons (No. 1-12) are referred to herein as the "DLJ Entities."
1.   DLJ Merchant Banking Ptr. II LP  (Delaware limited partnership)
2.   DLJ Merchant Banking Ptr. II-A LP  (Delaware limited partnership)
3. DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.   DLJ Diversified Partners, LP  (Delaware limited partnership)
5.   DLJ Diversified Partners-A, LP  (Delaware limited partnership)
6.   DLJ EAB Partners, LP  (Delaware limited partnership)
7.   DLJ ESC II, LP  (Delaware limited partnership)
8.   DLJ First ESC, LP  (Delaware limited partnership)
9.   DLJ Millenium Partners, LP  (Delaware limited partnership)
10.  DLJ Millenium Partners-A, LP  (Delaware limited partnership)
11.  DLJMB Funding II, Inc.  (Delaware corporation)
12.  UK Investment Plan 1997 Partners  (Delaware limited partnership)

     c/o DLJ Merchant Banking II, Inc.
     277 Park Avenue
     New York, NY  10172

The following Non-Reporting Persons (No. 13-21) are referred to herein as the "Non-DLJ Entities."
13. Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

     3 First National Plaza
     Suite 3800
     Chicago, IL 60602

14.  Eagle River Investments LLC (Washington limited liability company)

     2300 Carillon Point
     Kirkland, WA 98033-7353

15.  Nextel WIP Corp. (Delaware corporation)

     2001 Edmund Halley Drive
     Reston, VA 20191

16.  David Aas  (US citizen)
17.  John Chapple  (US citizen)
18.  Mark Fanning  (US citizen)
19.  Perry Satterlee  (US citizen)
20.  David Thaler  (US citizen)
21.  John Thompson  (US citizen)

     4500 Carillon Point
     Kirkland, WA 98033


Item 2(d)  Title of class of securities:

           Class A Common Stock

Item 2(e)  CUSIP number:

           65333F107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4. Ownership (a) - (c) Amount beneficially owned, percent of class and voting/dispositive power.

The Reporting Person has, as of December 31, 2000, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the number of shares of Class A Common Stock as described below.

The Reporting Person has the sole power to vote and dispose of 13,076,376 shares of Class A Common Stock, or 7.9% of the Class A
Common Stock.

The Reporting Person may be deemed to have the shared power to vote an aggregate of 136,030,740 shares of Class A Common Stock or 55.73 % of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock of NPI ("Class B Common Stock") as described in footnote 3 below.) The Reporting Person may be deemed to have the shared power to dispose of 164,563,872 shares of Class A Common Stock or 67.42 % of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The Reporting Person disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

Although the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock or Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 177,640,248 shares of Class A Common Stock, including 79,056,228 shares of Class B Common Stock (as described in footnote 3 below), the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 72.78 % of the outstanding Class A Common Stock as determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

The Non-Reporting Persons, as of December 31, 2000, may be deemed to have shared power to direct the disposition of an aggregate of 164,563,872 shares, or 67.42 % of the outstanding shares of the Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 136,030,740 shares, or 55.73 % of the outstanding shares of Class A Common Stock. (This includes 79,056,228 shares of Class B Common Stock as described in footnote 3 below.) The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 17.29% of the outstanding sharesof Class A Common Stock. Based on information provided by the Non-Reporting Persons, the beneficial ownership of each Non-Reporting Person as of December 31, 2000 is as follows:

Beneficial Ownership as of December 31, 2000:
                                                       Percent of
                                        Common Stock    Class (1)
DLJ Merchant Banking Partners II, L.P.   17,973,750       10.9%
DLJ Merchant Banking Partners II-A, L.P.    715,800         (2)
DLJ Offshore Partners II, C.V.              883,854         (2)
DLJ Millenium Partners, L.P.                290,616         (2)
DLJ Millenium Partners-A, L.P.               56,676         (2)
DLJ Diversified Partners, L.P.            1,050,822         (2)
DLJ Diversified Partners-A, L.P.            390,246         (2)
DLJMB Funding II, Inc.                    2,840,980        1.7%
UK Investment Plan 1997 Partners            400,764         (2)
DLJ First ESC, L.P.                          34,590         (2)
DLJ ESC II, L.P.                          3,814,334        2.3%
DLJ EAB Partners, L.P.                       80,700         (2)
Madison Dearborn Capital Ptrs II, LP     27,218,904       16.5%
Eagle River Investments LLC              19,500,012       11.8%
Nextel WIP Corp. (3)                     79,056,228       32.4%
David Aas                                 1,086,599         (2)
John Chapple (4)                          3,461,024        2.0%
Mark Fanning                                933,706         (2)
Perry Satterlee                           1,044,603         (2)
David Thaler                              1,274,000         (2)
John Thompson (4)                         2,545,664        1.4%
TOTAL (5)                               177,640,248       72.8%

(1) Based on 165,015,002 shares of Class A Common Stock outstanding as of December 31, 2000, as provided by Nextel Partners, Inc. to other Non-Reporting Persons.

(2)  Less than 1%.

(3) Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the shares of Class B Common Stock are deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Nextel WIP Corp. and of the Reporting Person and Non-Reporting Persons, as a group.

(4) Based on information provided by other Non-Reporting Shareholders, this includes 90,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(5)  Determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.


Item 5.  Ownership of five percent or less of a class:

         Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:

         See Item 4

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

         Not Applicable

Item 8.  Identification and classification of members of the group:

         Not Applicable

Item 9.  Notices of dissolution of group:

         Not Applicable

Item 10. Certification:

         Not Applicable




                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2001              MOTOROLA, INC.

                                   By: /s/ Carol H. Forsyte
                                 Name: Carol H. Forsyte
                                Title: Vice President, Corporate and
                                       Securities, Law Department